Exhibit 15.2

April 25, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States

Ladies and Gentlemen:

We have read Item 16F of CureVac N.V.’s Form 20-F to be filed on April 25, 2023 and are in agreement with the statements contained in the first, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Regarding the Company’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the Company’s 2022 and 2021 consolidated financial statements.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft